# Regulatory Filing FAQs

### Q1: What are Exelon and Pepco Holdings proposing?

A1: Exelon Corporation and Pepco Holdings Inc. (PHI) have filed applications for approval of their proposed merger. The applications were filed with the Delaware Public Service Commission, the Public Service Commission of the District of Columbia, and the New Jersey Board of Public Utilities. Upon closing of the transaction, Exelon's three electric and gas utilities – BGE, ComEd and PECO – will join PHI's three electric and gas utilities – Atlantic City Electric, Delmarva Power and Pepco – to create the leading mid-Atlantic electric and gas utility.

### Q2: How will this benefit customers?

A2: This transaction will benefit customers in many ways. Joining Exelon will enable Pepco Holdings' utilities to further build on their strong track record of improving system reliability, customer service and outage restoration capabilities. As part of the Exelon family of utilities, Pepco Holdings will share best practices and drive for even greater levels of customer service and reliability. This combination will also enable further opportunities for efficiencies and cost management. Plus, joining a family of utilities with distinguished emergency response capabilities will benefit the PHI utilities and their customers during major storms, while helping to reduce costs.

Upon closing of the merger, Exelon will provide an aggregate $100 million for a Customer Investment Fund to be used across the PHI utilities' service territories as each public service commission deems appropriate for customer benefits, such as bill credits, assistance for low income customers, and energy efficiency measures. In addition, Exelon has committed to provide $50 million over 10 years to charitable organizations and programs in the communities the PHI utilities serve—exceeding PHI's 2013 funding levels.

### Q3: Should we expect changes to rates?

A3: There will be no immediate changes in the rates as a result of this transaction. Our rates will continue to be determined by the public service commissions in the jurisdictions in which we operate. The rate cases that are in progress will continue during the transaction review process.

### Q4: Will reliability continue to improve?

A4: Exelon has committed to build on the significant improvements to service reliability that the PHI utilities have already achieved for customers in recent years by setting new, more stringent reliability targets. This commitment is intended to result in significant reductions in the frequency and duration of power outages by 2020. Specific reliability targets for each PHI utility vary based on their current reliability metrics. Exelon has offered to be subject to financial penalties if Atlantic City Electric, Delmarva Power or Pepco do not meet their targets. The combined companies also will benefit from sharing best practices and storm restoration resources.

# Regulatory filing FAQs

## Q5: Who will lead the new company?

A5: Exelon President and CEO Chris Crane will remain president and CEO of the combined company. Pepco Holdings Chairman, President and CEO Joseph M. Rigby, who previously announced his planned retirement, will remain in his current roles with Pepco Holdings until the closing of the transaction. In addition, upon the retirement of Joe Rigby at the close of the merger, Exelon and PHI announce that Dave Velazquez, currently executive vice president, PHI Power Delivery, will become president and chief executive officer of the PHI utilities. Donna Cooper (Pepco), Vince Maione (Atlantic City Electric) and Gary Stockbridge (Delmarva Power) will also remain with the company in their roles as regional presidents.

## Q6: Will utilities still be managed locally?

A6: Exelon is headquartered in Chicago. As is the case with Exelon's utilities (BGE in Baltimore, ComEd in Chicago and PECO in Philadelphia), Pepco Holdings' utilities will retain their regional headquarters in May's Landing, N.J. (Atlantic City Electric), New Castle, Del. (Delmarva Power), and Washington, D.C. (Pepco).

## Q7: Will the new company still be involved in the communities?

A7: Exelon has committed to provide $50 million over 10 years to charitable organizations and programs in the communities the PHI utilities serve—exceeding PHI's 2013 funding levels.

## Q8. What will happen to PHI employees?

A8. Exelon has committed to no net involuntary merger-related job losses of PHI utility employees for at least two years after the merger, and to honor all collective bargaining agreements. In addition, the company will maintain existing operational headquarters for Atlantic City Electric in Mays Landing, N.J.; Delmarva Power in New Castle, Del.; and Pepco in Washington, D.C. PHI's strong commitment to workforce- and supplier-diversity programs will be honored and maintained.

As we acknowledged in the initial announcement, there will be overlapping or redundant positions – and therefore some staffing reductions – in corporate or support functions after the transaction closes. It's too early to provide any specifics as our year-long process of analyzing the organization and designing the future state has just begun.

## Q9. What is ring-fencing?

A9. Exelon is proposing measures to effectively insulate the PHI utilities from potential financial and credit risks of other Exelon businesses; these measures are described in detail in the filings.

## Q10. What other approvals are needed?

A10. The companies have already made transaction-related filings with the Federal Energy Regulatory Commission and the Virginia State Corporation Commission. The transaction is also subject to the notification and reporting requirements under the Hart-Scott-Rodino Act and other customary closing conditions. The transaction requires the approval of the stockholders of PHI. The companies plan to file for merger approval with the Maryland Public Service Commission in August. Because the Maryland PSC has a statutory 7.5-month time limit on such proceedings, this timeframe still allows for the completion of the merger by second or third quarter of 2015.

## Q11. The merger agreement requires Pepco Holdings to file a preliminary proxy statement with the Securities and Exchange Commission (SEC) by June 11. What is the status of this?

A11. Exelon and PHI agreed to extend the date by which this proxy statement must be filed with the SEC from June 11 to July 24. Pepco Holdings currently anticipates that it will file the preliminary proxy statement on or before July 24.

## Q12. Does the extension of this deadline signal any problems with the merger transaction?

A12. No.

## Q13. What is the current timing for holding the special meeting of stockholders to approve the merger?

A13. The merger agreement requires that this stockholder meeting take place as promptly as practicable, but in any event within 60 days, after the date on which the SEC staff advises Pepco Holdings that it has no further comments on the preliminary proxy statement or the date that mailing begins. Pepco Holdings expects the stockholder meeting to take place in the third or fourth quarter of 2014, depending on when the SEC review process is completed.

## Cautionary Statements Regarding Forward-Looking Information

Except for the historical information contained herein, certain of the matters discussed in this communication constitute "forward-looking statements" within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. Words such as "may," "might," "will," "should," "could," "anticipate," "estimate," "expect," "predict," "project," "future", "potential," "intend," "seek to," "plan," "assume," "believe," "target," "forecast," "goal," "objective," "continue" or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed merger, integration plans and expected synergies, the expected timing of completion of the transaction, anticipated future financial and operating performance and results, including estimates for growth. These statements are based on the current expectations of management of Exelon Corporation (Exelon) and Pepco Holdings, Inc. (PHI), as applicable. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. For example, (1) PHI may be unable to obtain shareholder approval required for the merger; (2) the companies may be unable to obtain regulatory approvals required for the merger, or required regulatory approvals may delay the merger or cause the companies to abandon the merger; (3) conditions to the closing of the merger may not be satisfied; (4) an unsolicited offer of another company to acquire assets or capital stock of Exelon or PHI could interfere with the merger; (5) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (6) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (7) the merger may involve unexpected costs, unexpected liabilities or unexpected delays, or the effects of purchase accounting may be different from the companies' expectations; (8) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (9) the businesses of the companies may suffer as a result of uncertainty surrounding the merger; (10) the companies may not realize the values expected to be obtained for properties expected or required to be sold; (11) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (12) the companies may be adversely affected by other economic, business, and/or competitive factors. Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of the combined company. Therefore, forward-looking statements are not guarantees or assurances of future performance, and actual results could differ materially from those indicated by the forward-looking statements. Discussions of some of these other important factors and assumptions are contained in Exelon's and PHI's respective filings with the Securities and Exchange Commission (SEC), and available at the SEC's website at www.sec.gov, including: (1)  Exelon's 2013 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 22; (2) Exelon's First Quarter 2014 Quarterly Report on Form 10-Q in (a) Part II, Other Information, ITEM 1A. Risk Factors; (b) Part 1, Financial Information, ITEM 2. Management's Discussion and Analysis of Financial Condition and Results of Operations and (c) Part I, Financial Information, ITEM 1. Financial Statements: Note 15; (3) PHI's 2013 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 15; and (4) PHI's First Quarter 2014 Quarterly Report on Form 10-Q in (a) PART I, ITEM 1. Financial Statements, (b) PART I, ITEM 2. Management's Discussion and Analysis of Financial Condition and Results of Operations and (c) PART II, ITEM 1A. Risk Factors. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Neither Exelon nor PHI undertakes any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this communication. New factors emerge from time to time, and it is not possible for Exelon or PHI to predict all such factors. Furthermore, it may not be possible to assess the impact of any such factor on Exelon's or PHI's respective businesses or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Any specific factors that may be provided should not be construed as exhaustive.

## Additional Information and Where to Find It

This communication does not constitute a solicitation of any vote or approval. PHI intends to file with the SEC and mail to its stockholders a proxy statement in connection with the proposed merger transaction. PHI URGES INVESTORS AND SECURITY HOLDERS TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION about Exelon, PHI and the proposed merger. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC's website, www.sec.gov. In addition, a copy of PHI's proxy statement (when it becomes available) may be obtained free of charge from Pepco Holdings, Inc., Corporate Secretary, 701 Ninth Street, N.W., Room 1300, Washington, D.C. 20068. Investors and security holders may also read and copy any reports, statements and other information filed by PHI with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC's website for further information on its public reference room.

## Participants in the Merger Solicitation

Exelon, PHI, and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Exelon's directors and executive officers is available in its proxy statement filed with the SEC on April 2, 2014 in connection with its 2014 annual meeting of stockholders, and information regarding PHI's directors and executive officers is available in its proxy statement filed with the SEC on March 25, 2014 in connection with its 2014 annual meeting of stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement and other relevant materials to be filed with the SEC when they become available.